UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZipRealty, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98974V 10 7
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974V 10 7	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pyramid Technology Ventures I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,627,901
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,627,901
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,627,901
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 98974V 10 7	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Taurus Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,627,901
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,627,901
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,627,901
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 98974V 10 7	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Marc L. Cellier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,058
	6.	SHARED VOTING POWER 3,627,901
	7.	SOLE DISPOSITIVE POWER 1,058
	8.	SHARED DISPOSITIVE POWER 3,627,901
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,628,959
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 98974V 10 7	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Alexander Jenkins Rhea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,627,901
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,627,901
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,627,901
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON IN

Page 6 of 10 Pages

Item 1.	(a).	Name of Issuer:
ZipRealty, Inc.

	(b).	Address of Issuer's Principal Executive Offices:
2000 Powell Street, Suite 300, Emeryville, California 94608

Item 2.	(a).	Name of Persons Filing:

This Amendment Number 1, to the Schedule 13G filed on February 10, 2005, is being filed jointly by (i) Pyramid Technology Ventures I, L.P., (ii) Taurus Partners, LLC, (iii) Marc L. Cellier and (iv) Alexander Jenkins Rhea (collectively, the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence
The address of each of the Reporting Persons is P.O. Box 10723, Zephyr Cove, NV 89448.

	(c)	Citizenship:

Pyramid Technology Ventures I, L.P. is a Delaware limited partnership.  Taurus Partners, LLC is a Delaware limited liability company.  Mr. Cellier is a citizen of the Republic of France.  Mr. Rhea is a citizen of the United States.

	(d)	Title of Class of Securities:
Common Stock, $0.001 par value

	(e)	CUSIP Number:
98974V 10 7

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

Page 7 of 12 Pages

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:*
(b)	Percent of Class:*
(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or direct the vote *
	(ii)	shared power to vote or direct the vote *
	(iii)	sole power to dispose or direct the disposition of *
	(iv)	shared power to dispose or direct the disposition of *

*See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

/s/ Marc L. Cellier
Marc L. Cellier

/s/ Alexander Jenkins Rhea
Alexander Jenkins Rhea

Taurus Partners, LLC

By:	/s/ Alexander Jenkins Rhea
Name: Alexander Jenkins Rhea
Title: Managing Member

By:	/s/ Marc L. Cellier
Name: Marc L. Cellier
Title: Managing Member

Pyramid Technology Ventures I, L.P.

By:	Taurus Partners, LLC, its general
partner

By:	/s/ Alexander Jenkins Rhea
Name: Alexander Jenkins Rhea
Title: Managing Member

By:	/s/ Marc L. Cellier
Name: Marc L. Cellier
Title: Managing Member

Page 9 of 10 Pages

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2008.

February 14, 2008

/s/ Marc L. Cellier
Marc L. Cellier

/s/ Alexander Jenkins Rhea
Alexander Jenkins Rhea

Taurus Partners, LLC

By:	/s/ Marc L. Cellier
Name: Marc L. Cellier
Title: Managing Member

Pyramid Technology Ventures I, L.P.

By:	Taurus Partners, LLC, its general
partner

By:	/s/ Marc L. Cellier
Name: Marc L. Cellier
Title: Managing Member

Page 10 of 10 Pages

ATTACHMENT A

 As of December 31, 2007, Pyramid Technology Ventures I, L.P. ("Pyramid") is the direct beneficial owner of 3,627,901 shares of Common Stock, which based on calculations made in accordance with Rule 13-3(d) of the Exchange Act and there being 23,369,138 shares of Common Stock outstanding as of November 1, 2007 (as reported by the Issuer on Form 10-Q filed with the United States Securities and Exchange Commission on November 9, 2007), represents approximately 15.5% of the outstanding Common Stock. As the general partner of Pyramid, Taurus Partners, LLC ("Taurus") may be deemed to be the beneficial owner of 3,627,901 shares of Common Stock owned by Pyramid, which based on calculations made in accordance with Rule 13-3(d) of the Exchange Act and there being 23,369,138 shares of Common Stock outstanding as of November 1, 2007 (as reported by the Issuer on Form 10-Q filed with the United States Securities and Exchange Commission on November 9, 2007), represents approximately 15.5% of the outstanding Common Stock. As the managing member of Taurus, Mr. Cellier may be deemed to be the beneficial owner of 3,627,901 shares of Common Stock owned by Pyramid. In addition, Mr. Cellier is also the direct beneficial owner of 1,058 shares of Common Stock held by him individually. Accordingly, Mr. Cellier may be deemed to be the beneficial owner of 3,628,959 shares of Common Stock (3,627,901 shares of Common Stock owned by Pyramid plus 1,058 shares of Common Stock held by him individually), which based on calculations made in accordance with Rule 13-3(d) of the Exchange Act and there being 23,369,138 shares of Common Stock outstanding as of November 1, 2007 (as reported by the Issuer on Form 10-Q filed with the United States Securities and Exchange Commission on November 9, 2007), represents approximately 15.5% of the outstanding Common Stock. As the managing member of Taurus, Mr. Rhea may be deemed to be the beneficial owner of 3,627,901 shares of Common Stock owned by Pyramid, which based on calculations made in accordance with Rule 13-3(d) of the Exchange Act and there being 23,369,138 shares of Common Stock outstanding as of November 1, 2007 (as reported by the Issuer on Form 10-Q filed with the United States Securities and Exchange Commission on November 9, 2007), represents approximately 15.5% of the outstanding Common Stock.

Pyramid has shared power to vote or to direct the voting of and to dispose and to direct the disposition of 3,627,901 shares of Common Stock. Taurus may be deemed to have shared power to vote or to direct the voting of and to dispose and to direct the disposition of the 3,627,901 shares of Common Stock owned by Pyramid. Mr. Cellier has sole power to vote or to direct the voting of and to dispose and to direct the disposition of 1,058 shares of Common Stock held by him individually, and he may be deemed to have shared power to vote or to direct the voting of and to dispose and to direct the disposition of the 3,627,901 shares of Common Stock owned by Pyramid. Mr. Rhea may be deemed to have shared power to vote or to direct the voting of and to dispose and to direct the disposition of the 3,627,901 shares of Common Stock owned by Pyramid. Each of Taurus and Messrs. Cellier and Rhea disclaim beneficial ownership of the 3,627,901 shares of Common Stock owned by Pyramid, except to the extent of any pecuniary interest therein.